SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Act of 1934

March 1st , 2004

of Chile, Bank

(Translation of Registrant’s name into English)

Chile

(Jurisdiction of incorporation or organization)

Ahumada 251

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐     No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

BANCO DE CHILE

REPORT ON FORM 6-K

Attached is an English translation of a letter that the Bank distributed to shareholders on March 1st 2004, informing them the date and matters to be addressed by the next Ordinary General Shareholders Meeting, to be held on March 18, 2004. This letter was also issued in the form of a press release published in the Chilean newspaper “El Mercurio”, on March 1st 2004.-

BANCO DE CHILE

GENERAL ORDINARY SHAREHOLDERS MEETING

Shareholders are summoned to the Ordinary General Shareholders Meeting to be held on Thursday, March 18, 2004, at 10:00 A.M., in the business center of the Santiago Chamber of Commerce located at 392 Monjitas Street, Second Floor, Santiago, Chile, to address the following subjects:

1.	Approval of the Annual Report, Financial Statements and Report of the External Auditors for the year ended December 31, 2003;

2.	Approval of the destination of net income and specifically, the distribution of dividend N° 192 of Ch$1.9176 per share, which will be payable at the offices of the Bank once approved by and ended the Shareholders Meeting;

3.	Approval of the Directors’ remuneration;

4.	Approval of the Directors’ and Audit Committee’s remuneration and budget for the year 2004;

5.	Nomination of external auditors;

6.	Audit Committee report;

7.	Information on transactions with related parties, required on article 44 of Law 18,046;

8.	Other subjects inherent to Ordinary Meetings according to the law and by-laws.

It is stated that the Financial Statements for the year ended December 31, 2003 were published in newspaper Estrategia in its edition of February 18, 2004 and in more detail, including their Notes and the Report of the External Auditors, at the Internet site www.bancochile.cl

PARTICIPATION IN THE MEETINGS AND POWERS OF ATTORNEY

Holders of shares registered in the Shareholders Register on March 12, 2004 shall have the right to participate.

The qualification of powers of attorney, if requested, will be held on March 17, 2004 at 16:oo hours, at the Shares Section of the Bank, located at 5th floor, 925 Agustinas Street, Santiago.

THE PRESIDENT

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 1st., 2004

Banco de Chile

/s/ Pablo Granifo L.
By: Pablo Granifo Lavin
General Manger